
SembCorp
Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

11 May 2005




05008415

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

ANNOUNCEMENT

PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION

1. CONFIRMATION OF THE CAPITAL REDUCTION

1.1 **Confirmation.** The Board of Directors of SembCorp Industries Ltd ("**SCI**" or the "**Company**") is pleased to announce that the Capital Reduction was confirmed by the High Court of Singapore today. The Capital Reduction will become effective when a copy of the Order of Court confirming the Capital Reduction has been lodged with the Registrar of Companies and Businesses of Singapore for registration. The Company intends to lodge the said Order of Court on May 27, 2005.

1.2 **Definitions.** Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular (the "**Circular**") dated April 4, 2005, which was despatched to Shareholders.

2. NOTICE OF BOOKS CLOSURE

Notice is hereby given that the Transfer Books and Register of Members of the Company will be closed from 5.00 p.m. on May 27, 2005 (the "**Books Closure Date**") up to and including May 30, 2005 for the purpose of determining the entitlements of Shareholders to the Cash Distribution and the number of Shares to be cancelled pursuant to the Capital Reduction.

3. ADMINISTRATIVE PROCEDURES FOR THE CAPITAL REDUCTION

3.1 **Books Closure Date.** Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a Cash Distribution of S$1.95 for each Share cancelled based on the Shares held as at the Books Closure Date. The number of Shares which will be cancelled pursuant to the Capital Reduction will be the number equal to 6% of the Shares attributable to each Shareholder upon the Capital Reduction taking effect. Any fraction of a Share arising from such cancellation will be disregarded. All fractions of Shares arising from the implementation of the Capital Reduction shall be aggregated and disposed of or dealt with by the Directors in such manner as they deem fit in the interests of the Company, and the net sale proceeds (if any) received by the Company from such disposal or dealing shall be donated to a charitable organisation selected by the Directors.

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be considered for purposes of the Capital Reduction on the basis of the number of such Shares registered in [illegible] to the credit of their Securities Accounts as at the Books Closure

3.2 **Shareholders holding Scrip Shares.** Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP by May 16, 2005, in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from May 17, 2005 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

3.3 **Issue of New Share Certificates.** The following sets out the administrative procedures which the Company proposes to adopt to facilitate the issue of new share certificates arising from the Capital Reduction:

(a) The Company will cancel all old share certificates relating to the Shares in issue as at the Books Closure Date. The cancellation of the old share certificates will be made on the date on which the Capital Reduction takes effect (being May 27, 2005) and, upon such cancellation, the Company will issue to the Shareholders with Shares registered in their names in the Register of Members new share certificates in respect of the number of Shares to be held by such Shareholders consequent upon the Capital Reduction.

(b) In respect of Shareholders who have deposited their old share certificates with CDP by May 16, 2005, arrangements will be made with CDP for the new share certificates in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction to be issued to CDP.

(c) In respect of Shareholders with Shares standing to the credit of their Securities Accounts as at the Books Closure Date, no further action needs to be taken as arrangements will be made by the Company with CDP for all the old share certificates issued in the name of CDP or its nominee as at the Books Closure Date to be cancelled and for the new share certificates in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction to be issued to CDP or its nominee and deposited with CDP.

(d) Upon cancellation, the old share certificates shall be void and will cease to have any effect or be valid for any purpose.

(e) To facilitate destruction of the old share certificates, Shareholders with Shares registered in their names in the Register of Members of the Company as at the Books Closure Date are encouraged to return to the Company's Share Registrar, M&C Services Pte Ltd, 138 Robinson Raod #17-00, The Corporate Office, Singapore 068906 ("**Share Registrar**") their old share certificates in respect of such Shares.

However, whether or not the old share certificates in respect of such Shares are delivered to the Share Registrar, the old share certificates shall be cancelled and new share certificates will be issued to such Shareholders in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction. The new share certificates will be sent to them at their own risk by ordinary post within ten (10)

(f) Where the Shares are registered jointly in the names of several persons, the new share certificates in respect of the Shares attributable to such persons consequent upon the Capital Reduction shall be sent to the person whose name stands first in the Register of Members of the Company. Shareholders who wish to record any change in their registered address should notify the Share Registrar of such change before the Books Closure Date.

3.4 **Payment of the Cash Distribution.** Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) ***Scripless Shareholders***

Shareholders who are Depositors who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk by June 10, 2005. Alternatively, such Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such manner as they may have agreed with CDP for the payment of dividends or other distributions by June 10, 2005.

On or after the date on which the Capital Reduction takes effect (being May 27, 2005), CDP will debit Shares from the Securities Accounts of the Depositors based on the Shares standing to the credit of the Securities Accounts of the Depositors as at the Books Closure Date. The number of Shares which will be debited from the Securities Account of each Depositor will be the number equal to 6% of the Shares attributable to that Depositor consequent upon the Capital Reduction, with any fraction of a Share resulting from such cancellation to be disregarded and dealt with as described in paragraph 3.1 above.

(b) ***Shareholders holding Scrip Shares***

Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their entitlements to the Cash Distribution under the Capital Reduction despatched to them together with the new share certificates, by ordinary post at their own risk by June 10, 2005.

4. TAXATION

4.1 **Income Tax Act.** Section 10I of the Income Tax Act, Chapter 134 of Singapore provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its share capital and such a capital reduction is made out of "contributed capital" of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend.

For Singapore income tax purposes, a return of capital would generally be treated as capital in nature and would not be taxable to the shareholders in Singapore, except in certain cases, such as shareholders who are traders in securities or who have classified their investments as trading stocks, marketable securities or short term investments.

4.2 **Singapore Tax Implications.** In relation to the Cash Distribution to be made to Shareholders pursuant to the Capital Reduction:

(a) the amounts that are to be paid to Shareholders out of the share capital and the share premium account of the Company (being the sum of S$0.45 per Share cancelled) will likely be regarded as a return of capital and should not be treated as a distribution of dividend to the Shareholders for purposes of Singapore income tax; and

(b) the amounts that are paid to Shareholders out of the accumulated profits of the Company (being the sum of S$1.50 per Share cancelled) will likely be deemed as a distribution of dividend to Shareholders.

Each Shareholder will, either through the tax voucher issued by the Company (in the case of a Shareholder who is registered in the Register of Members of the Company) or CDP (in the case of a Shareholder who is a Depositor) through the annual dividend statement sent by CDP, be informed of the proportion of the Cash Distribution received by him as a return of capital and the proportion which is deemed as a distribution of dividend plus the tax deducted at source.

Shareholders are generally not subject to tax on the proportion representing a return of capital unless they are traders in securities, or who have classified their investments as trading stocks, marketable securities or short term securities. In respect of the amount deemed as a distribution of dividend, Shareholders may, subject to the circumstances of their respective tax affairs, be able to claim tax credit on the tax deducted at source when they file their respective tax returns in due course reporting the dividend received in the same manner as the usual types of dividends received.

Shareholders should note that the foregoing statements are not to be regarded as advice on the tax position of any Shareholder or on any tax implications arising from the Capital Reduction. Shareholders who are in doubt as to their respective tax positions or any such tax implications or who may be subject to tax in a jurisdiction outside Singapore should consult their own professional advisers.

5. TRADING, LISTING AND QUOTATION OF SHARES

5.1 **Trading of Shares. The last date and time of "cum" trading of the Shares is May 24, 2005 (Tuesday) at 5.00 p.m. Shareholders should note that Shares traded from 9.00 a.m. on May 25, 2005 (Wednesday) will not be entitled to the Cash Distribution pursuant to the Capital Reduction.**

With effect from 9.00 a.m. on May 25, 2005 (Wednesday), Shareholders can only sell up to a maximum number of Shares which is equivalent to 94% of the number of Shares held by them as at the close of trading on May 24, 2005 (Tuesday). Purchasers of such Shares from these Shareholders will not be entitled to the Cash Distribution pursuant to the Capital Reduction nor will such Shares purchased be subject to the Capital Reduction. Any sale of Shares by Shareholders at or after 9.00 a.m. on May 25, 2005 (Wednesday) of an aggregate number which is in excess of 94% of their holdings of Shares as at the close of trading on May 24, 2005 (Tuesday) will constitute short selling, for which the usual buying-in procedures will be applied by the SGX-ST.

5.2 **Illustration**. As an illustration, Shareholder X who holds 1,000 Shares as at the close of trading on May 24, 2005 (Tuesday) will only be allowed to sell up to a maximum of 940 Shares at or after 9.00 a.m. on May 25, 2005 (Wednesday). Shareholder X will be entitled to receive a Cash Distribution of S$1.95 for each Share cancelled, but the purchaser of Shares from Shareholder X at or after 9.00 a.m. on May 25, 2005 (Wednesday) will not receive any Cash Distribution nor will such Shares purchased be subject to the Capital Reduction. If Shareholder X sells 1,000 Shares at or after 9.00 a.m. on May 25, 2005 (Wednesday), he will be short of 60 Shares in his Securities Account on the settlement date and he will be subject to the usual buying-in procedures applied by the SGX-ST.

5.3 **Board Lots of 10 Shares/Odd Lots.** The SGX-ST has approved the listing and quotation for the Shares in board lots of 10 Shares for a period of four weeks starting from 9.00 a.m. on May 25, 2005 and ending on June 24, 2005 at 5.00 p.m. (the "**Trading Period**"). Thereafter, the Shares will trade in board lots of 1,000 Shares only.

SembCorp Industries has made special arrangements with DBS Vickers Securities (Singapore) Pte Ltd, Kim Eng Securities Pte Ltd and Phillip Securities Pte Ltd to reduce the minimum brokerage fee to S$10.00 (exclude goods and services tax and other regular trading fees imposed by the SGX-ST) for the purpose of trading Shares in odd lots of less than 1,000 Shares during the Trading Period.

6. IMPORTANT EVENTS AND DATES

Shareholders should note the following events and dates

Event	Date
Last day to deposit old share certificates with CDP	May 16, 2005
Last date and time of "cum" trading of the Shares	May 24, 2005, 5.00 p.m.
Commencement of "ex" trading of the Shares	May 25, 2005, 9.00 a.m.
First day for the Shares to trade in board lots of 10 Shares	May 25, 2005
Books Closure Date	May 27, 2005, 5.00 p.m.
Expected Payment Date for the Cash Distribution	June 10, 2005
Last day for the Shares to trade in board lots of 10 Shares	June 24, 2005

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

Singapore,
May 11, 2005


SembCorp
Industries

Co Regn No: 199802241 8D

May 9, 2005

SEMBCORP INDUSTRIES REPORTS STRONG GROWTH FOR FIRST QUARTER 2005

- **PATMI of $72.3 million, up 64%**
- **Turnover of $1.9 billion , up 35%**

SembCorp Industries reported strong earnings and turnover for the first quarter ended 31 March 2005. Group Profit After Tax and Minority Interest (PATMI) climbed 64% to reach $72.3 million against 1Q2004. Group turnover was $1.9 billion, an increase of 35% over 1Q2004.

"We have started the year on a solid footing, delivering strong performance for the first quarter of 2005. Our businesses are seeing continued growth from last year," remarked Group President and CEO, Mr. Tang Kin Fei.

Utilities delivered robust turnover of $683 million. It further posted a credible 57% growth in PATMI to $34.6 million boosted by the strong performance by its integrated utilities operations in Singapore and UK as well as its energy operations in Vietnam.

Marine Engineering saw turnover increase by 82% which was spurred by new building and conversion jobs. The Group's share of Marine's PATMI increased by 9% to $14.8 million as a result of better operating profit and enhanced earnings from newly acquired associated company, Cosco Shipyard Group.

Logistics' turnover grew by 19% driven by its supply chain management business in Singapore and North Asia. Without the profit contribution of Kuehne & Nagel International (KNI), the Group's share of Logistics PATMI before extraordinary items increased by 7% to $9.3 million.

this quarter. It reflects the consistent efforts by our

Full year Outlook

The Group's overall operating performance for 2005 is expected to be better than that of 2004 on a comparable basis, which excludes profit contribution from KNI in 2004.

- End-

For media and analysts' enquiries, please contact:

Lim Siew Khee
Group Corporate Relations
Tel: +65 6723 3076
Fax: +65 6822 3240
Email: lim.siewkhee@sembcorp.com.sg
Website: www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2005

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the first quarter ended March 31, 2005.

1(a)(i) Profit and Loss Statement

	GROUP		
	1Q05	1Q04	+ / (-)
	$'000	$'000 (Restated)	%
Turnover	**1,854,874**	**1,369,439**	**35.4**
Cost of sales	(1,704,275)	(1,228,213)	38.8
Gross profit	150,599	141,226	6.6
General & administrative expenses	(65,034)	(79,458)	(18.2)
Non-operating income (net)	12,205	6,800	79.5
Finance costs	(19,859)	(18,387)	8.0
Exceptional items (See note 1(a)(iv))	16,600	-	NM
Profit before taxation, associates and joint ventures	94,511	50,181	88.3
Share of Results of:			
- Associates	10,453	20,910	(50.0)
- Joint ventures	9,735	3,971	145.2
Profit before taxation	**114,699**	**75,062**	**52.8**
Taxation	(16,432)	(7,630)	115.4
Profit for the period	**98,267**	**67,432**	**45.7**
Attributable to:			
Equity holders of the Company	72,330	44,152	63.8
Minority interest	25,937	23,280	11.4
	98,267	**67,432**	**45.7**
Profit attributable to equity holders of the Company comprises:			
Net profit before exceptional items	58,790	44,152	33.2
Exceptional items (See note 1(a)(iv))	13,540	-	NM
	72,330	**44,152**	**63.8**
Earnings per share for profit attributable to the equity holders of the Company:			
Before exceptional items			
-basic	3.21	2.42	32.6
-diluted	3.19	2.42	32.0
After exceptional items			
-basic	3.95	2.42	63.1
-diluted	3.93	2.42	62.4

* NM - Not Meaningful

Restated for the change in accounting policies in 2005 and the adoption of FRS 103 , revised FRS 36 and Revised FRS 38 as announced in 3Q04.

Note: Certain comparative figures have also been adjusted to conform with the current year's presentation.

1(b)(i) Balance Sheets

	GROUP		COMPANY	
	As at 31/03/2005 $000	As at 31/12/2004 $000 (Restated)	As at 31/03/2005 $000	As at 31/12/2004 $000 (Restated)
Non-current assets				
Property, plant & equipment	2,463,287	2,491,845	823	819
Investments in subsidiaries	-	-	2,800,110	2,791,110
Interests in associates	282,360	289,646	-	-
Interests in joint ventures	400,285	387,997	-	-
Other financial assets	136,940	179,978	-	90
Long term receivables and prepayments	185,495	194,019	-	-
Intangible assets	146,924	145,132	90	-
Deferred tax assets	18,371	19,092	-	-
	3,633,662	3,707,709	2,801,023	2,792,019
Current assets				
Inventories and work-in-progress	571,275	734,425	-	-
Trade and other receivables	1,422,381	1,421,239	76,378	571,927
Other financial assets	82,396	1,688	-	-
Non-current assets held for sale	73,284	53,192	-	-
Bank balances, fixed deposits and cash	1,515,002	2,099,962	301,827	23,264
	3,664,338	4,310,506	378,205	595,191
Current liabilities				
Trade and other payables	1,780,065	2,097,071	1,177,047	1,484,952
Excess of progress billings over work in progress	278,685	247,347	-	-
Provisions	644,576	661,826	-	-
Employee benefits	7,207	6,284	3,033	2,544
Current tax payable	95,134	89,516	-	-
Interest-bearing borrowings	365,621	968,444	250,000	250,000
Other financial liabilities	11,041	-	-	-
	3,182,329	4,070,488	1,430,080	1,737,496
Net current assets/(liabilities)	482,009	240,018	(1,051,875)	(1,142,305)
Non-current liabilities				
Deferred tax liabilities	160,304	150,648	195	195
Provisions	17,325	18,607	-	-
Employee benefits	50,954	52,598	675	753
Interest-bearing borrowings	837,839	820,927	150,000	150,000
Other financial liabilities	5,419	-	-	-
Other long-term liabilities	101,373	103,370	-	-
	1,173,214	1,146,150	150,870	150,948
	2,942,457	2,801,577	1,598,278	1,498,766
Share Capital	457,845	456,623	457,845	456,623
Reserves	1,586,509	1,501,722	1,140,433	1,042,143
	2,044,354	1,958,345	1,598,278	1,498,766
Minority interests	898,103	843,232	-	-
	2,942,457	2,801,577	1,598,278	1,498,766

Restated for the change in accounting policies in 2005 and the adoption of FRS 103 , revised FRS 36 and Revised FRS 38 as announced in 3Q04.

Note: Certain comparative figures have also been adjusted to conform with the current year's presentation.

1(c) Consolidated cash flow statements of the Group

	GROUP	
	1Q05	1Q04
	$'000	$'000
Cash flows from Operating Activities		
Profit before tax and minority interests	114,699	75,062
Adjustment for :		
Dividend and interest income	(8,718)	(4,468)
Finance costs	19,859	18,387
Depreciation and amortisation	42,677	44,974
Share of results of associated companies and joint ventures	(20,188)	(24,881)
Profit on sales of property, plant and equipment	(121)	(3,416)
Gains on disposal of investments	(17,757)	(450)
Allowance write-back for doubtful debts (net)	2,022	4,952
Changes in fair value of financial instruments and hedge items	1,096	-
Share option expenses	1,554	888
Provisions (written back) / made	(7,274)	3,352
Allowance made for impairment loss	1,030	532
Operating profit before working capital changes	128,879	114,932
Changes in working capital:		
Inventories and work-in-progress	174,112	(159,493)
Receivables	32,469	(102,403)
Payables	103,871	189,012
Balances with related parties	(34,587)	(59,997)
	404,744	(17,949)
Income tax paid	(2,281)	(5,750)
Net cash inflow / (outflow) from operating activities	402,463	(23,699)
Cash flows from Investing Activities		
Dividend and interest received	13,817	13,160
Return of capital from associates and joint ventures	-	2,093
Proceeds from disposal of associates and joint ventures	47,249	401
Proceeds from disposals of investments	2,359	2,106
Proceeds from disposal of property, plant and equipment	360	8,210
Acquisition / additional interest in subsidiaries, net of cash acquired	-	(660)
Payment for the acquisition of a subsidiary	(6,616)	-
Acquisition/additional investments in associates and joint ventures	(47,456)	(7,414)
Acquisition of other long term investments	-	(14,602)
Purchase of property, plant and equipment	(39,901)	(26,896)
Long term balances with related parties	(577)	(2,485)
Long term receivables	8,466	6,516
Development and software costs paid	(456)	-
Net cash outflow from investing activities	(22,755)	(19,571)
Cash flows from Financing Activities		
Proceeds from share issue	6,822	445
Proceeds from share issue to minority shareholders of subsidiaries	13,616	11,140
Net (decrease) / increase in bank borrowings	(580,613)	2,804
Net decrease in other long term liabilities	(1,006)	(2,192)
Dividend paid to shareholders of the Company	(91,322)	-
Dividends paid to minority shareholders of subsidiaries	(296,569)	(7,808)
Interest paid	(17,601)	(15,843)
Net cash outflow from financing activities	(966,673)	(11,454)
Net decrease in cash and cash equivalents	(586,965)	(54,724)
Cash and cash equivalents at beginning of year	2,099,962	623,188
Effects of exchange rate changes on cash and equivalents	2,005	1,991
Cash and cash equivalents at end of period	1,515,002	570,455

Restated for the change in accounting policies in 2005 and the adoption of FRS 103 , revised FRS 36 and Revised FRS 38 as announced in 3Q04.

Note: Certain comparative figures have also been adjusted to conform with the current year's presentation.

1(d)(i) Statements of Changes in Equity (Cont'd)

COMPANY

	Share Capital	Share Premium	Other Reserves	Accumu-lated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q05					
At 1/1/2005					
- As previously reported	456,623	296,628	-	745,515	1,498,766
- Change in accounting policies	-	-	528	(528)	-
- As restated	456,623	296,628	528	744,987	1,498,766
Share option expenses	-	-	422	-	422
Issue of shares under Share Option	1,222	5,600	-	-	6,822
Profit for the period	-	-	-	92,268	92,268
At 31/3/2005	**457,845**	**302,228**	**950**	**837,255**	**1,598,278**
1Q04					
At 1/1/2004					
- As previously reported	455,429	292,629	-	491,098	1,239,156
- Change in accounting policies	-	-	82	(82)	-
- As restated	455,429	292,629	82	491,016	1,239,156
Share option expenses	-	-	111	-	111
Issue of shares under Share Option	112	333	-	-	445
Profit for the period	-	-	-	1,650	1,650
At 31/3/2004	**455,541**	**292,962**	**193**	**492,666**	**1,241,362**

1(d)(ii) Changes in the Company's share capital

During the period, the Company issued 4,889,833 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Share Option Plan.

As at March 31, 2005, the Company's issued and paid up capital comprises 1,831,379,218 (March 31, 2004: 1,822,165,689) ordinary shares of $0.25 each and there were 62,052,984 (March 31, 2004: 61,511,569) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Share Option Plan.

2. Audit

The figures have not been audited or reviewed by the Company's auditors.

3. Auditors' report

Not applicable.

4. Accounting policies

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2004, except for the adoption of certain revisions to various existing Financial Reporting Standards (FRS) and the following new FRS that are mandatory for financial year beginning on or after January 1, 2005:

FRS 39	Financial Instruments: Recognition and Measurement
FRS 102	Share-based Payment
FRS 105	Non-current Assets Held for Sale and Discontinued Operations

4. **Accounting policies** (Cont'd)

denominated in the functional currency of the parent or subsidiary, are to be recognised in the profit and loss account, instead of the currency translation reserve, as previously allowed. The adoption of revised FRS 21 resulted in the following:

a) Accumulated profits as at January 1, 2004 for the Group decreased by $0.6 million; and currency translation reserve increased by $0.6 million; and
b) Net profit for FY04 decreased by $0.2 million.

5. **Changes in the accounting policies**

Please refer to paragraph 4.

6. **Earnings per ordinary share**

	Group		
Earnings per ordinary share of the Group based on net profit attributable to the equity holders of the Company:	1Q05	1Q04 (Restated)	+ / (-) %
(i) Based on the weighted average number of shares (in cents)			
(a) Before exceptional items	3.21	2.42	32.6
(b) After exceptional items	3.95	2.42	63.2
- Weighted average number of shares (in million)	1,829.6	1,821.9	0.4
(ii) On a fully diluted basis (in cents)			
(a) Before exceptional items	3.19	2.42	31.8
(b) After exceptional items	3.93	2.42	62.4
- Adjusted weighted average number of shares (in million)	1,840.3	1,824.7	0.9

Restated for the change in accounting policies in 2005 and the adoption of FRS 103 , revised FRS 36 and Revised FRS 38 as announced in 3Q04.

7. **Net asset value**

	Group			Company		
	31/03/2005	31/12/2004 (Restated)	+ / (-) %	31/03/2005	31/12/2004 (Restated)	+ / (-) %
Net asset value per ordinary share based on issued share capital at the end of the financial period / year (in $)	1.12	1.07	4.1	0.87	0.82	6.4

Restated for the change in accounting policies in 2005 and the adoption of FRS 103 , revised FRS 36 and Revised FRS 38 as announced in 3Q04.

8. **Review of Group performance**

Group Overview

The Group achieved a 35% growth in turnover to $1.9 billion and 64% growth in net profit attributable to equity holders of the Company (PATMI) to $72.3 million in 1Q05. Excluding profit contribution from Kuehne & Nagel International AG (KNI) in 1Q04, PATMI grew by 93%.

Earnings per share (EPS) has correspondingly grown by 63% to 3.95 cents.

1Q05 Economic Value Added (EVA) was $45.3 million (1Q04: $1.4 million). This was achieved due to strong operating performances by various SBUs and gain on disposal of investments.

8. **Review of Group performance** (Cont'd)

venture in Vietnam also performed well. However, offshore engineering's performance remained weak in 1Q05.

Group's share of Marine's PATMI grew by 9% to $14.8 million. The growth in profit came mainly from its better operating profit and contribution from its newly acquired associated company.

Group's share of Logistics' PATMI before EI & KNI was $9.3 million, 7% growth over 1Q04. The growth in PATMI came mainly from its Supply Chain Management, which included higher profits from its overseas joint ventures.

Enviro's PATMI growth was mainly due to lower disposal costs from higher recycling activities and lower labor costs due to higher operational efficiency.

E&C's PATMI growth came mainly from its overseas process engineering projects.

Other segments performed well due to strong performance recorded by industrial parks in Vietnam and Batam.

Review of Balance Sheet

Bank balances, fixed deposits and cash
The decrease in bank balances, fixed deposits and cash was due to the payment of a total of $387.9 million special interim dividend, comprising the Company's special interim dividend of $91.3 million and the special interim dividend paid to SembLog's minority shareholders in early January 2005.

Trade and other payables
The significant decrease in the trade and other payables are mainly due to:

a) payment of a total of $387.9 million special interim dividend, comprising the Company's special interim dividend of $91.3 million and the special interim dividend paid to SembLog's minority shareholders in early January 2005; and increased by:
b) higher trade creditors in Utilities and E&C.

Interest-bearing borrowings
The decrease in interest-bearing borrowings is mainly due to the repayment of short term borrowings during the period.

Other financial liabilities
Other financial liabilities reflects the fair value of the financial instruments recognised on the adoption of FRS 39. These instruments include: interest rate swap agreements, forward foreign exchange contracts and fuel oil swaps.

Company

Trade and other receivables
The decrease in trade and other receivables is mainly due to the receipt of 2004 interim special dividend amounting to $453.4m from SembLog, in relation to the disposal of its associate, KNI.

Trade and other payables
The decrease in trade and other payables is mainly due to payment of interim special dividend of $91.3 million paid by the Company

9. **Variance from a forecast, or a prospect statement**

There has been no significant variance in the operating performance of the Group as compared to previous statements.

10(B) **A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.** (Cont'd)

SCI Group
The Group's overall operating performance for 2005 is expected to be better than that of 2004 on a comparable basis, which excludes profit contribution from KNI in 2004.

11. Dividend

No interim dividend for the period ended March 31, 2005 is recommended.

12. Segmental Reporting

1Q05

BUSINESS SEGMENT	Utilities $'m	Marine $'m	Logistics $'m	Enviro $'m	E&C $'m	Others $'m	Corporate $'m	Elimination $'m	Total $'m
Revenue and expenses									
Total revenue from external customers	682.9	440.9	138.1	52.3	499.4	39.5	1.8	-	1,854.9
Inter-segment revenue	4.0	6.9	-	0.2	-	0.5	4.4	(15.9)	-
Total revenue	**686.9**	**447.8**	**138.1**	**52.5**	**499.4**	**40.0**	**6.2**	**(15.9)**	**1,854.9**
Segment results	66.0	23.2	19.7	1.3	1.9	4.9	(11.3)	-	105.7
Interest Income	1.2	3.9	3.4	-	0.3	0.6	5.2	(6.1)	8.5
Interest Expense	(15.9)	(1.1)	(1.3)	(0.3)	(0.1)	(0.7)	(6.5)	6.1	(19.7)
	51.3	**26.0**	**21.8**	**1.0**	**2.1**	**4.8**	**(12.6)**	-	**94.5**
Share of results of associates	0.7	3.1	3.4	2.4	(0.3)	1.2	-	-	10.4
Share of results of joint ventures	4.7	(0.2)	3.1	-	-	2.1	-	-	9.7
	56.7	**28.9**	**28.3**	**3.4**	**1.8**	**8.1**	**(12.6)**	-	**114.6**
Taxation									(16.4)
Minority Interest									(25.9)
Net profit for the period									**72.3**
Assets & Liabilities									
Segment assets	2,215.6	1,194.6	343.3	160.4	484.5	766.9	506.1	(779.6)	4,891.8
Investment in associates	-	91.2	72.9	61.9	5.4	50.0	0.9	-	282.4
Investment in joint venture	138.7	9.3	66.5	-	-	84.5	101.3	-	400.3
Interest bearing assets	179.9	685.5	528.6	2.1	96.9	132.7	759.0	(786.4)	1,598.4
Unallocated assets									125.2
Total assets									**7,298.0**
Segment liabilities	768.8	644.1	143.7	33.8	520.7	400.3	1,080.3	(779.6)	2,812.0
Interest bearing liabilities	957.0	154.0	84.7	30.6	8.1	230.0	610.0	(786.4)	1,288.1
Unallocated liabilities									255.4
Total liabilities									**4,355.5**
Capital Expenditure	6.3	26.6	2.5	1.1	1.1	2.7	0.2	-	40.4
Significant non-cash items									
Depreciation and amortisation	22.1	8.6	3.3	2.2	0.7	3.5	2.3	-	42.7
Other non-cash items (including provisions, loss on disposal and exchange differences)	4.8	1.6	0.5	0.7	1.9	0.3	2.8	-	12.6

GEOGRAPHICAL SEGMENT	Revenue $'m	Segment Assets $'m	Capital Expenditure $'m
Singapore	812.3	3,586.1	32.2
Rest of Asia	509.4	664.2	4.4
Europe	430.6	582.3	3.6
Others	102.6	59.2	0.2
Total	**1,854.9**	**4,891.8**	**40.4**

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets

13. Review of segment performance

Please refer to Note 8 for analysis by business segments.

14. Interested person transactions

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 1Q05 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
-Tuas Power Ltd/PowerSeraya Limited[1]	80,827
-Temasek Capital (Private) Limited and its Associates	1,132
-PSA International Pte Ltd and its Associates	622
-Wildlife Reserves Singapore Pte Ltd and its Associates	365
- Singapore Technologies Pte Ltd and its Associates	178
- Singapore Technologies Telemedia Pte Ltd and its Associates	137
- Singapore Power Ltd and its Associates	112
	83,373
Singapore Petroleum Company Limited and its Associates	3,889
ST Engineering Ltd and its Associates	925
Starhub Ltd and its Associates	573
CWT Distribution Limited and its Associates	321
Singapore Airlines Limited and its Associates	161
SNP Corporation Ltd and its Associates	153
	89,395
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
-Temasek Capital (Private) Limited and its Associates [2]	88,044
- Singapore Power Ltd and its Associates	861
	88,905
ST Engineering Ltd and its Associates	540
	89,445
Treasury	
Subscription of Debt Securities	
Singapore Technologies Pte Ltd and its Associates	20,302
Total Interested Person Transactions	**199,142**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power Ltd and PowerSeraya Limited for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd by SembCorp Cogen Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period 1 Jan 2005 to 31 Mar 2005.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
May 9, 2005